BRITISH COLUMBIA

Number: BC0304095

CERTIFICATE OF CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that LEADING BRANDS, INC. changed its name to LIQUID MEDIA GROUP LTD. on August 10, 2018 at 02:34 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On August 10, 2018

CAROLPREST
Registrar of Companies
Province of British Columbia
Canada

ELECTRONIC CERTIFICATE